Exhibit 99.1

Neptune to Expand Manufacturing Capability to Offer Cannabis Oil Capsules in Canada

LAVAL, QC, Dec. 21, 2018 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) is pleased to announce today that it has entered into a multi-year IP licencing and capsule sale agreement with Lonza (SWX: LONN), a global leader in the life sciences industry. Thanks to the agreement, Neptune's customers will benefit from Lonza's proprietary Licaps® liquid filled hard capsule technology combined with Neptune's leading extraction and purification capabilities, and significant capacity for the production of cannabis oil.

With an initial annual capacity of up to 200 million capsules, this licensing agreement will allow Neptune to set up as large-scale Licaps® manufacturer in the Canadian cannabis sector. The Licaps® technology supports differentiated product offerings through its various delivery systems, colours and branding possibilities. Furthermore, this is an effective technology for variable and multiple product formulation runs. The new manufacturing line will be integrated into Neptune's state of the art 50,000 square foot cGMP facility in Sherbrooke, Quebec.

"We are thrilled to be working with Lonza, renowned for the quality of its products, and to bring their highly differentiated and widely adopted proprietary liquid and speciality encapsulation technology and know-how to the cannabis and hemp industry in Canada. Lonza's market leading capsule technology offers advantages to what is now commonly available in the Canadian cannabis space.  Through our skilled and dedicated cannabis team we look forward to bringing those benefits to consumers in the Canadian marketplace," said Jim Hamilton, President & CEO of Neptune.

This initiative is consistent with Neptune's strategy to offer value added, differentiated product forms to the cannabis market. Construction and installation of the new manufacturing line will commence immediately and represents an investment of approximately $2.5 million in IP transfer, know-how, site infrastructure and manufacturing equipment.

About Neptune Wellness Solutions Inc.
Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of cannabis oil products for legal cannabis markets. The Company's head office is located in Laval, Quebec.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis VP & CFO, 1.450.687.2262, x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening/Carolyn Capaccio LHA, IR 1.212.838.3777, jburfening@lhai.com, ccapaccio@lhai.com

CO: Neptune Wellness Solutions Inc.

CNW 12:30e 21-DEC-18